December 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lauren Hamill
Laura Crotty

Re:	Hyperion DeFi, Inc.
Amendment No. 1 to the Registration Statement on Form S-3
Filed September 29, 2025
File No. 333-288776

Dear Ms. Hamill and Ms. Crotty,

On behalf of Hyperion DeFi, Inc. (“Hyperion DeFi” or the “Company”), we are submitting this letter in response to a letter, dated December 1, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Registration Statement on Form S-3 filed with the Commission on September 29, 2025 (the “Registration Statement”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

The responses provided herein are based on information provided to Covington & Burling LLP.

Amendment No. 1 to Registration Statement on Form S-3

Prospectus Summary

HYPE Treasury, page 5

1.	Please revise to describe the lifecycle of a HYPE token transaction.

Response to Comment No. 1:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 6 in the Amended Registration Statement in response to the Staff’s comment.

2.	Please disclose the material terms of your custody arrangements with Anchorage including whether your HYPE tokens will be held in hot or cold storage. Clarify whether your custodian has insurance covering the crypto assets it holds, describe the type and amount of insurance coverage, and state whether this coverage is specific to you or is shared among Anchorage's customers.

Response to Comment No. 2:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 6 in the Amended Registration Statement in response to the Staff’s comment.

3.	Regarding your staking program, please address the following:

•	Disclose the percentage of validator commissions you pay to each of Kinetiq and Pier Two pursuant to the Joint Validator Operators Agreement as discussed in your 10-Q for the period ended September 30, 2025.
•	Disclose the policies and procedures you have for your staking plans, including, for example, what percentage of your HYPE tokens you intend to stake.
•	Discuss any liquidity risks (if material) with your staking plans, including the liquidity risks related to the HYPE token unbonding period.

Response to Comment No. 3:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 6 in the Amended Registration Statement in response to the Staff’s comment.

4.	We note disclosure in your Form 10-Q for the period ended September 30, 2025 that you provided Felix with the HYPE required to launch a perpetual futures market and will earn a share of the fees earned from trading activity. Please disclose whether this perpetual futures market will exist in the United States or will be subject to CFTC regulation.

Response to Comment No. 4:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 6 in the Amended Registration Statement in response to the Staff’s comment.

Risk Factors, page 9

5.	Please include a separate risk factor addressing the 238 million HYPE tokens being unlocked over the next two years and the resulting negative impact this could have on the price of HYPE tokens.

Response to Comment No. 5:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 11 in the Amended Registration Statement in response to the Staff’s comment.

We thank the Staff for their review and comments on the Registration Statement. We acknowledge that it is the responsibility of the Company and its management to provide adequate and accurate disclosures in its filings.

We are committed to cooperating with the Staff and providing any additional information or clarification as needed. We respectfully request that the Staff inform us of any further comments or questions, or if the Staff is satisfied with our responses and has no further comments.

If you have any questions or need any additional information, please contact me at 617-603-8805 or MGates@cov.com.

Sincerely,

/s/ Megan Gates

Megan Gates
Covington & Burling LLP

cc:	Hyunsu Jung, Hyperion DeFi, Inc.